OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

15381 – 36th Avenue, South Surrey, BC. V3Z 0J5			214 – 3540 West 41st Avenue, Vancouver, B.C. V6N 3E6
Tel: 1-604-417-4653 www.mirandagold.com			PHONE: (604) 803-4883 Fax: (604) 682-6318

MIRANDA AND PRISM BEGIN DRILLING EPITHERMAL SYSTEM

AT THE CERRO ORO PROJECT, COLOMBIA

Vancouver, BC, Canada – August 24, 2016 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) and Prism Resources Inc. (“Prism”) (TSX-V: PRS) are pleased to announce drilling is underway on their Cerro Oro Project in Colombia. Prism is the funding partner and Miranda is the operator of the joint venture. The previously announced (April 27, 2016) commencement of the drill program was delayed while waiting for onsite inspections by the Caldas Department environmental authorities.

Prism and Miranda are drill testing a large low sulfidation epithermal gold system at Cerro Oro, where mapping and sampling indicate the potential for multiple high-grade gold veins occurring within broader zones of lower grade disseminated and fracture controlled mineralization. Four to five angle holes totaling 1,200m are planned.

Cerro Oro is 14km southwest of the Marmato District. Both Cerro Oro and Marmato occur on a northeast trend of epithermal systems. Marmato, an analog target for Cerro Oro, has a greater than 150-year history of mining. The Cerro Oro gold system has seen less erosion than Marmato and a greater vertical extent of mineralization may be preserved. Porphyry dacite stocks mapped at Cerro Oro are equivalent to the dacite porphyry hosting the veins at Marmato. At Cerro Oro, it is inferred that gold-bearing fluids from vein structures flooded into porous wall rock near the paleo surface. While the porous rocks at surface are important for potential broad zones of lower grade mineralization, veins may be better developed within competent dacite porphyry at depth.

Drilling will test several veins where historic and active artisanal workings show higher assay values. Drill fans on two to three fences along a 600m trend are designed to test several veins and intervening mineralized wall rock. Veins, stockwork, and disseminated mineralization will be tested at the same time. The veins extend for approximately 2 km of strike; this program is an initial test of vein and grade continuity.

Multiple sub-parallel one- to two-meter width veins are identified within an area of alteration of greater than 1 sq km. Veins assay from 2m @ 2 g Au/t to as high as 2m @ 12 g Au/t and wall rock and country rock where mineralized assay from 0.5 to 3.0 g Au/t. Samples of country rock significantly displaced from veins have widths up to 6.5 m @ 1.98 g Au/t. These assays come from a database of 416 - 2m channel samples including all rock types, containing assays ranging from non-detectable to 12 g Au/t, with a median value of approximately 0.150 g Au/t.

Adularia in veins and vein-selvages, bladed replacement texture, and abundant stibnite occurrences at Cerro Oro suggest a high level, low-sulfidation epithermal gold system. Adularia and bladed textures are widely reported in low sulfidation epithermal veins, related to fluid boiling and high-grade gold deposition. Stibnite commonly occurs above gold in low sulfidation epithermal veins. Visible fine gold is common in crushed samples of both fresh rock and saprolite - artisanal miners recover fracture-hosted gold locally from in-situ weathered rocks by hydraulic mining.

Miranda controls approximately 1,100 hectares at Cerro Oro of which 711 hectares are controlled by a contract and the remainder through applications. The project is in the Caldas department 120 km south of Medellin.

Data disclosed in this press release, have been reviewed and verified by Miranda’s Chief Executive Officer, Joseph Hebert, C.P.G., and B.Sc. Geology, a Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda is a gold exploration company active in Colombia and Alaska. Miranda employs a prospect generator and joint venture business model. Miranda focuses on generating projects with world-class discovery potential, and then joint ventures multiple projects to maximize the chance of discovery, while reducing economic risk and shareholder dilution. Miranda has active exploration joint ventures with Prism Resources Inc. and Montezuma Mines Inc., and a production joint venture with Gold Torrent Inc.

About Prism

Prism Resources Inc. is a junior exploration corporation listed on the TSX Venture Exchange. Its focus is on earning its 70% interest in the Cerro Oro Project.

ON BEHALF OF THE BOARDS OF DIRECTORS OF BOTH MIRANDA AND PRISM

For more information related to Miranda:

Joseph (Joe) Hebert, Chief Executive Officer

+1-775-340-0450

Email: joseph.hebert75@gmail.com

www.mirandagold.com

For more information related to Prism contact:
Robert (Bob) Baxter
Prism Resources Inc.
+1-778-928-1864
Email: bbaxter@prismresourcesinc.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.